UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3)1

Denny’s Corporation
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

24869P104
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
RON S. BERENBLAT, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 27, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 24869P104

1	NAME OF REPORTING PERSON THE COMMITTEE TO ENHANCE DENNY’S
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,046,127
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 7,046,127
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,046,127
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 24869P104

1	NAME OF REPORTING PERSON OAK STREET CAPITAL MASTER FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,826,333
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,826,333
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,826,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 24869P104

1	NAME OF REPORTING PERSON OAK STREET CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,928,076
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,928,076
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,928,076
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 24869P104

1	NAME OF REPORTING PERSON DAVID MAKULA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,928,076
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,928,076
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,928,076
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 24869P104

1	NAME OF REPORTING PERSON PATRICK WALSH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 43,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 43,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 24869P104

1	NAME OF REPORTING PERSON DASH ACQUISITIONS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,202,300
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,202,300
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,202,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 24869P104

1	NAME OF REPORTING PERSON JONATHAN DASH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,202,300
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,202,300
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,202,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 24869P104

1	NAME OF REPORTING PERSON SOUNDPOST CAPITAL, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,361,891
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,361,891
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,361,891
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 24869P104

1	NAME OF REPORTING PERSON SOUNDPOST CAPITAL OFFSHORE, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 554,810
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 554,810
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 554,810
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 24869P104

1	NAME OF REPORTING PERSON SOUNDPOST ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,361,891
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,361,891
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,361,891
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 24869P104

1	NAME OF REPORTING PERSON SOUNDPOST PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 938,109
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 938,109
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 938,109
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 24869P104

1	NAME OF REPORTING PERSON SOUNDPOST INVESTMENTS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 938,109
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 938,109
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 938,109
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 24869P104

1	NAME OF REPORTING PERSON JAIME LESTER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,300,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,300,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,300,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 24869P104

1	NAME OF REPORTING PERSON LYRICAL OPPORTUNITY PARTNERS II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 338,500
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 338,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 338,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 24869P104

1	NAME OF REPORTING PERSON LYRICAL OPPORTUNITY PARTNERS II, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 368,600
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 368,600
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 368,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 24869P104

1	NAME OF REPORTING PERSON LYRICAL OPPORTUNITY PARTNERS II GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 338,500
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 338,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 338,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 24869P104

1	NAME OF REPORTING PERSON LYRICAL CORP III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 338,500
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 338,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 338,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 24869P104

1	NAME OF REPORTING PERSON LYRICAL PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 368,600
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 368,600
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 368,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 24869P104

1	NAME OF REPORTING PERSON LYRICAL CORP I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 368,600
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 368,600
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 368,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 24869P104

1	NAME OF REPORTING PERSON JEFFREY KESWIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 707,100
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 707,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 707,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 24869P104

1	NAME OF REPORTING PERSON MURANO PARTNERS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 575,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 575,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 575,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 24869P104

1	NAME OF REPORTING PERSON MURANO CAPITAL LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 575,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 575,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 575,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 24869P104

1	NAME OF REPORTING PERSON MURANO HOLDINGS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 575,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 575,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 575,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 24869P104

1	NAME OF REPORTING PERSON MURANO GROUP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 738,651
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 738,651
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 738,651
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 24869P104

1	NAME OF REPORTING PERSON JAY THOMSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 738,651
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 738,651
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 738,651
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 24869P104

1	NAME OF REPORTING PERSON TONY C. LAI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TAIWAN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 62,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 62,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 24869P104

1	NAME OF REPORTING PERSON PATRICK H. ARBOR
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 65,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 65,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 24869P104

The following constitutes Amendment No. 3 (“Amendment No. 3”) to the Schedule 13D filed by the undersigned.  This Amendment No. 3 amends the Schedule 13D as specifically set forth.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)           This statement is filed by Oak Street Capital Master Fund, Ltd., a Cayman Islands exempted company (“Oak Street Master”), Oak Street Capital Management, LLC, a Delaware limited liability company (“Oak Street Management”), David Makula, Patrick Walsh, Dash Acquisitions LLC, a Delaware limited liability company (“Dash Acquisitions”), Jonathan Dash, Soundpost Capital, LP, a Delaware limited partnership (“Soundpost Onshore”), Soundpost Capital Offshore, Ltd., a Cayman Islands exempted company (“Soundpost Offshore”), Soundpost Advisors, LLC, a Delaware limited liability company (“Soundpost Advisors”), Soundpost Partners, LP, a Delaware limited partnership (“Soundpost Partners”), Soundpost Investments, LLC, a Delaware limited liability company (“Soundpost Investments”), Jaime Lester, Lyrical Opportunity Partners II, L.P., a Delaware limited partnership (“Lyrical Onshore”), Lyrical Opportunity Partners II, Ltd., a Cayman Islands exempted company (“Lyrical Offshore”), Lyrical Opportunity Partners II GP, L.P., a Delaware limited partnership (“Lyrical Onshore GP”), Lyrical Corp III, LLC, a Delaware limited liability company (“Lyrical III”), Lyrical Partners, L.P., a Delaware limited partnership (“Lyrical Partners”), Lyrical Corp I, LLC, a Delaware limited liability company (“Lyrical I”), Jeffrey Keswin, Murano Partners LP, a Delaware limited partnership (“Murano Partners”), Murano Capital LLC, a Delaware limited liability company (“Murano Capital”), Murano Holdings, LLC, a Delaware limited liability company (“Murano Holdings”), Murano Group LLC, a Delaware limited liability company (“Murano Group”), Jay Thomson, Tony C. Lai and Patrick H. Arbor.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Oak Street Management is the investment manager of Oak Street Master and a managed account (the “Oak Street Account”).  Oak Street Management and David Makula have shared voting and dispositive power over the securities held in the Oak Street Account.  Mr. Makula is the sole managing member of Oak Street Management.

Dash Acquisitions is the investment manager of managed accounts (the “Dash Accounts”).  Dash Acquisitions and Jonathan Dash have shared voting and dispositive power over the securities held in the Dash Accounts.  Mr. Dash serves as the President of Dash Acquisitions.

Soundpost Advisors is the general partner of Soundpost Onshore.  Soundpost Partners is the investment manager of each of Soundpost Offshore and a managed account (the “Soundpost Account”).  Soundpost Partners, Soundpost Investments and Mr. Lester have shared voting and dispositive power over the securities held in the Soundpost Account.  Soundpost Investments is the general partner of Soundpost Partners.  Mr. Lester is the sole managing member of Soundpost Advisors and Soundpost Investments.

Lyrical Onshore GP is the general partner of Lyrical Onshore.  Lyrical III is the general partner of Lyrical Onshore GP.  Lyrical Partners is the investment manager of Lyrical Offshore.  Lyrical I is the general partner of Lyrical Partners.  Mr. Keswin is the sole managing member of Lyrical III and Lyrical I.

Murano Capital is the general partner of Murano Partners.  Murano Holdings is the managing member of Murano Capital.  Murano Group is the investment manager of each of Murano Partners and a managed account (the “Murano Account”).  Murano Group and Mr. Thomson have shared voting and dispositive power over the securities held in the Murano Account.  Mr. Thomson is the sole managing member of Murano Holdings.  Mr. Thomson is the sole managing member and Chief Executive Officer of Murano Group and Mr. Lai is the Managing Director of Murano Group.  Messrs. Thomson and Lai serve as co-portfolio managers for all investments managed by Murano Group.

CUSIP NO. 24869P104

Set forth on Schedule A annexed to Amendment No. 1 to the Schedule 13D and incorporated herein by reference (“Schedule A”), is the name and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of (i) the directors of Oak Street Master, (ii) the directors of Soundpost Offshore and (iii) the directors of Lyrical Offshore, as of the date hereof.

(b)           The principal business address of each of Oak Street Master, Oak Street Management and Messrs. Makula and Walsh is 111 S. Wacker Drive, 33rd Floor, Chicago, Illinois 60606.

The principal business address of each of Dash Acquisitions and Mr. Dash is 9701 Wilshire Boulevard, Suite 1110, Beverly Hills, California 90212.

The principal business address of each of Soundpost Onshore, Soundpost Advisors, Soundpost Partners, Soundpost Investments and Mr. Lester is 405 Park Avenue, 6th Floor, New York, New York 10022.  The principal business address of Soundpost Offshore is Gardenia Court, Suite 3307, 45 Market Street, Camana Bay, P.O. Box 896, Grand Cayman, Cayman Islands, KY1-1103.

The principal business address of each of Lyrical Onshore, Lyrical Onshore GP, Lyrical III, Lyrical Partners, Lyrical I and Mr. Keswin is 405 Park Avenue, 6th Floor, New York, New York 10022.  The principal business address of Lyrical Offshore is c/o Ogier Fiduciary Services (Cayman) Limited, P.O. Box 1234 GT, Queensgate House, South Church Street, Grand Cayman, Cayman Islands, KY1-1108.

The principal business address of each of Murano Partners, Murano Capital, Murano Holdings, Murano Group and Messrs. Thomson and Lai is 2 Embarcadero Center, Suite 1450, San Francisco, California 94111.

The principal business address of Mr. Arbor is c/o Chicago Board of Trade, 141 West Jackson Boulevard, Suite 300, Chicago, Illinois 60604.

(c)           The principal business of Oak Street Master is investing in securities.  The principal business of Oak Street Management is serving as the investment manager of Oak Street Master and the Oak Street Account.  The principal occupation of Mr. Makula is serving as the managing member of Oak Street Management.  The principal occupation of Mr. Walsh is serving as a Senior Partner of Oak Street Management.

The principal business of Dash Acquisitions is serving as the investment manager of the Dash Accounts.  The principal occupation of Mr. Dash is serving as the President of Dash Acquisitions.

The principal business of Soundpost Advisors is providing investment management services to private individuals and institutions and serving as the general partner of Soundpost Onshore.  The principal business of Soundpost Partners is providing investment management services to private individuals and institutions and serving as the investment manager of each of Soundpost Offshore and the Soundpost Account.  The principal business of each of Soundpost Onshore and Soundpost Offshore is investing in securities.  The principal business of Soundpost Investments is serving as the general partner of Soundpost Partners.  The principal occupation of Mr. Lester is serving as the managing member of Soundpost Advisors and Soundpost Investments.

CUSIP NO. 24869P104

The principal business of Lyrical Onshore GP is providing investment management services to private individuals and institutions and serving as the general partner of Lyrical Onshore.  The principal business of Lyrical Partners is providing investment management services to private individuals and institutions and serving as the investment manager of Lyrical Offshore.  The principal business of each of Lyrical Onshore and Lyrical Offshore is investing in securities.  The principal business of Lyrical III is serving as the general partner of Lyrical Onshore GP.  The principal business of Lyrical I is serving as the general partner of Lyrical Partners.  The principal occupation of Mr. Keswin is serving as the managing member of Lyrical III and Lyrical I.

The principal business of Murano Capital is providing investment management services to private individuals and institutions and serving as the general partner of Murano Partners.  The principal business of Murano Group is providing investment management services to private individuals and institutions and serving as the investment manager of each of Murano Partners and the Murano Account.  The principal business of Murano Partners is investing in securities.  The principal business of Murano Holdings is serving as a holding company of various subsidiaries, including Murano Capital for which Murano Holdings serves as the managing member.  The principal occupation of Mr. Thomson is serving as the managing member and Chief Executive Officer of Murano Group and the managing member of Murano Holdings.  The principal occupation of Mr. Lai is serving as the Managing Director of Murano Group.  Messrs. Thomson and Lai serve as co-portfolio managers for all investments managed by Murano Group.

The principal occupation of Mr. Arbor is serving as a director of Macquarie Futures USA Inc., a Futures Commission Merchant and clearing member of the Chicago Mercantile Exchange and other exchanges.

(d)           No Reporting Person or any person listed in Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person or any person listed in Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each of Messrs. Makula, Walsh, Dash, Lester, Keswin, Thomson and Arbor is a citizen of the United States of America.  Mr. Lai is a citizen of Taiwan and a permanent resident of the United States of America.  The citizenships of the persons listed on Schedule A are set forth thereon.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 1,826,333 Shares owned directly by Oak Street Master is approximately $4,232,759, including brokerage commissions.  The Shares owned directly by Oak Street Master were acquired with the working capital of such entity.

The aggregate purchase price of the 101,743 Shares held in the Oak Street Account is approximately $235,474, including brokerage commissions.  The Shares held in the Oak Street Account were acquired with the funds of clients of Oak Street Management.

The aggregate purchase price of the 43,000 Shares owned directly by Mr. Walsh is approximately $98,255, including brokerage commissions.  The Shares owned directly by Mr. Walsh were acquired with personal funds.

CUSIP NO. 24869P104

The aggregate purchase price of the 1,202,300 Shares held in the Dash Accounts is approximately $3,080,643, including brokerage commissions.  The Shares held in the Dash Accounts were acquired with the funds of clients of Dash Acquisitions.

The aggregate purchase price of the 1,361,891 Shares owned directly by Soundpost Onshore is approximately $3,257,643, including brokerage commissions.  The aggregate purchase price of the 554,810 Shares owned directly by Soundpost Offshore is approximately $1,342,193, including brokerage commissions.  The Shares owned directly by Soundpost Onshore and Soundpost Offshore were acquired with the respective working capital of such entities.

The aggregate purchase price of the 383,299 Shares held in the Soundpost Account is approximately $1,051,817, including brokerage commissions.  The Shares held in the Soundpost Account were acquired with the funds of clients of Soundpost Partners.

The aggregate purchase price of the 338,500 Shares owned directly by Lyrical Onshore is approximately $782,252, including brokerage commissions.  The aggregate purchase price of the 368,600 Shares owned directly by Lyrical Offshore is approximately $852,107, including brokerage commissions.  The Shares owned directly by Lyrical Onshore and Lyrical Offshore were acquired with the respective working capital of such entities.

The aggregate purchase price of the 575,000 Shares owned directly by Murano Partners is approximately $2,209,875, including brokerage commissions.  The Shares owned directly by Murano Partners were acquired with the working capital of such entity.

The aggregate purchase price of the 163,651 Shares held in the Murano Account is approximately $373,745, including brokerage commissions.  The Shares held in the Murano Account were acquired with the funds of clients of Murano Group.

The aggregate purchase price of the 62,000 Shares owned directly by Mr. Lai is approximately $188,803.

The aggregate purchase price of the 65,000 Shares owned directly by Mr. Arbor is approximately $172,636.

The securities reported herein are held primarily in margin accounts maintained with prime brokers, which may extend margin credit as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated to read as follows:

On March 1, 2010, the Reporting Persons (other than Murano Partners, Murano Capital, Murano Holdings, Murano Group and Messrs. Thomson and Lai) formed a “group” as defined under Rule 13d-5(b) of the Exchange Act and established “The Committee to Enhance Denny’s” for the purpose of seeking representation on the Board of Directors of the Issuer.  In furtherance of the foregoing, on March 1, 2010, Oak Street Master delivered a letter to the Corporate Secretary of the Issuer nominating Patrick H. Arbor, Jonathan Dash and David Makula (collectively, the “Nominees”) for election to the Board at the 2010 annual meeting of stockholders of the Issuer, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “Annual Meeting”).

CUSIP NO. 24869P104

On March 15, 2010, the Reporting Persons (other than Murano Partners, Murano Capital, Murano Holdings, Murano Group and Messrs. Thomson and Lai) filed with the Securities and Exchange Commission (“SEC”) a preliminary proxy statement in connection with their anticipated solicitation of proxies from the stockholders of the Issuer with respect to the election of the Nominees at the Annual Meeting.  On April 9, 2010, a definitive proxy statement was filed with the SEC.

On April 27, 2010, Murano Partners, Murano Capital, Murano Holdings, Murano Group and Messrs. Thomson and Lai were admitted as members of The Committee to Enhance Denny’s.

The Reporting Persons purchased the Shares based on their belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their respective positions in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.  The Reporting Persons intend to review their respective investments in the Issuer on a continuing basis and engage in discussions with management, the Board of Directors, stockholders and franchisees of the Issuer concerning the business, operations and future plans of the Issuer.  Based on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their respective investments in the Issuer as they deem appropriate including, without limitation, seeking additional Board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 98,972,213 Shares outstanding, which is the total number of Shares outstanding as of March 23, 2010, as reported in the Issuer’s definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on April 9, 2010.

As of the close of business on April 26, 2010, Oak Street Master owned directly 1,826,333 Shares, constituting approximately 1.8% of the Shares outstanding.  By virtue of their relationships with Oak Street Master discussed in further detail in Item 2, each of Oak Street Management and Mr. Makula may be deemed to beneficially own the Shares owned directly by Oak Street Master.

As of the close of business on April 26, 2010, 101,743 Shares, constituting less than 1% of the Shares outstanding, were held in the Oak Street Account.  By virtue of their relationships with the Oak Street Account discussed in further detail in Item 2, each of Oak Street Management and Mr. Makula may be deemed to beneficially own the Shares held in the Oak Street Account.

As of the close of business on April 26, 2010, 1,202,300 Shares, constituting approximately 1.2% of the Shares outstanding, were held in the Dash Accounts.  By virtue of their relationships with the Dash Accounts discussed in further detail in Item 2, each of Dash Acquisitions and Mr. Dash may be deemed to beneficially own the Shares held in the Dash Accounts.

CUSIP NO. 24869P104

As of the close of business on April 26, 2010, Mr. Walsh owned directly 43,000 Shares, constituting less than 1% of the Shares outstanding.

As of the close of business on April 26, 2010, Soundpost Onshore owned directly 1,361,891 Shares, constituting approximately 1.4% of the Shares outstanding.  As of the close of business on April 26, 2010, Soundpost Offshore owned directly 554,810 Shares, constituting less than 1% of the Shares outstanding.  By virtue of their relationships with Soundpost Onshore discussed in further detail in Item 2, each of Soundpost Advisors and Mr. Lester may be deemed to beneficially own the Shares owned directly by Soundpost Onshore.  By virtue of their relationships with Soundpost Offshore discussed in further detail in Item 2, each of Soundpost Partners, Soundpost Investments and Mr. Lester may be deemed to beneficially own the Shares owned directly by Soundpost Offshore.

As of the close of business on April 26, 2010, 383,299 Shares, constituting less than 1% of the Shares outstanding, were held in the Soundpost Account.  By virtue of their relationships with the Soundpost Account discussed in further detail in Item 2, each of Soundpost Partners, Soundpost Investments and Mr. Lester may be deemed to beneficially own the Shares held in the Soundpost Account.

As of the close of business on April 26, 2010, Lyrical Onshore owned directly 338,500 Shares, constituting less than 1% of the Shares outstanding.  As of the close of business on April 26, 2010, Lyrical Offshore owned directly 368,600 Shares, constituting less than 1% of the Shares outstanding.  By virtue of their relationships with Lyrical Onshore discussed in further detail in Item 2, each of Lyrical Onshore GP, Lyrical III and Mr. Keswin may be deemed to beneficially own the Shares owned directly by Lyrical Onshore.  By virtue of their relationships with Lyrical Offshore discussed in further detail in Item 2, each of Lyrical Partners, Lyrical I and Mr. Keswin may be deemed to beneficially own the Shares owned directly by Lyrical Offshore.

As of the close of business on April 26, 2010, Murano Partners owned directly 575,000 Shares, constituting less than 1% of the Shares outstanding.  By virtue of their relationships with Murano Partners discussed in further detail in Item 2, each of Murano Capital, Murano Holdings, Murano Group and Mr. Thomson may be deemed to beneficially own the Shares owned directly by Murano Partners.

As of the close of business on April 26, 2010, 163,651 Shares were held in the Murano Account, constituting less than 1% of the Shares outstanding.  By virtue of their relationships with the Murano Account discussed in further detail in Item 2, each of Murano Group and Mr. Thomson may be deemed to beneficially own the Shares held in the Murano Account.

As of the close of business on April 26, 2010, Mr. Lai owned directly 62,000 Shares, constituting less than 1% of the Shares outstanding.

As of the close of business on April 26, 2010, Mr. Arbor owned directly 65,000 Shares, constituting less than 1% of the Shares outstanding.

The members of The Committee to Enhance Denny’s collectively own an aggregate of 7,046,127 Shares, constituting approximately 7.1% of the Shares outstanding.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the Shares owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any Shares he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

CUSIP NO. 24869P104

(b) Oak Street Management, Mr. Makula and Oak Street Master have shared voting and dispositive power with respect to the Shares owned directly by Oak Street Master.  Oak Street Management and Mr. Makula have shared voting and dispositive power with respect to the Shares held in the Oak Street Account.  Mr. Walsh has sole voting and dispositive power with respect to the Shares he owns directly.

Dash Acquisitions and Mr. Dash have shared voting and dispositive power with respect to the Shares held in the Dash Accounts.

Soundpost Advisors, Mr. Lester and Soundpost Onshore have shared voting and dispositive power with respect to the Shares owned directly by Soundpost Onshore.  Soundpost Partners, Soundpost Investments, Mr. Lester and Soundpost Offshore have shared voting and dispositive power with respect to the Shares owned directly by Soundpost Offshore.  Soundpost Partners, Soundpost Investments and Mr. Lester have shared voting and dispositive power with respect to the Shares held in the Soundpost Account.

Lyrical Onshore GP, Lyrical III, Mr. Keswin and Lyrical Onshore have shared voting and dispositive power with respect to the Shares owned directly by Lyrical Onshore.  Lyrical Partners, Lyrical I, Mr. Keswin and Lyrical Offshore have shared voting and dispositive power with respect to the Shares owned directly by Lyrical Offshore.

Murano Partners, Murano Capital, Murano Holdings, Murano Group and Mr. Thomson have shared voting and dispositive power with respect to the Shares owned directly by Murano Partners.  Murano Group and Mr. Thomson have shared voting and dispositive power with respect to the Shares held in the Murano Account.  Mr. Lai has sole voting and dispositive power with respect to the Shares he owns directly.

Mr. Arbor has sole voting and dispositive power with respect to the Shares he owns directly.

(c)           Schedule B annexed hereto lists all transactions in securities of the Issuer by Murano Partners, Murano Capital, Murano Holdings, Murano Group and Messrs. Thomson and Lai during the past sixty days and by the other Reporting Persons since the filing of Amendment No. 2 to the Schedule 13D.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares, except for (i) clients of Oak Street Management with respect to the Shares held in the Oak Street Account, (ii) clients of Dash Acquisitions with respect to the Shares held in the Dash Accounts, (iii) clients of Soundpost Partners with respect to the Shares held in the Soundpost Account and (iv) clients of Murano Group with respect to the Shares held in the Murano Account.

(e)           Not applicable.

CUSIP NO. 24869P104

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated to read as follows:

On March 1, 2010, the Reporting Persons (other than Murano Partners, Murano Capital, Murano Holdings, Murano Group and Messrs. Thomson and Lai) entered into a Joint Filing and Solicitation Agreement pursuant to which, among other things, (i) the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer; (ii) the parties agreed to solicit proxies or written consents to elect the Nominees and to take all other action necessary or advisable to achieve the foregoing (the “Solicitation”); (iii) the parties agreed on procedures for notifying Oak Street Management of transactions in securities of the Issuer; (iv) the parties agreed on procedures for approving SEC filings, press releases or stockholder communications proposed to be made or issued by the parties; (v) each of Oak Street Management, Dash Acquisitions, Soundpost Partners and Lyrical Partners agreed to pay a specified proportional share of all expenses incurred by the parties in connection with their activities that have been approved by Oak Street Management and Dash Acquisitions; and (vi) the parties agreed that they shall be referred to as “The Committee to Enhance Denny’s”.

On April 27, 2010, Murano Partners, Murano Capital, Murano Holdings, Murano Group and Messrs. Thomson and Lai were added as parties to the Joint Filing and Solicitation Agreement.  A copy of the Joinder Agreement pursuant to which Murano Partners, Murano Capital, Murano Holdings, Murano Group and Messrs. Thomson and Lai were added as parties to the Joint Filing and Solicitation Agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

By virtue of entering into the Joint Filing and Solicitation Agreement, there exists an understanding among the Reporting Persons that they will vote their Shares in favor of the Nominees at the Annual Meeting.

The Joint Filing and Solicitation Agreement is attached as Exhibit 99.1 to Amendment No. 1 to the Schedule 13D and is incorporated herein by reference.

Oak Street Management, Dash Acquisitions, Soundpost Partners and Lyrical Partners have entered into indemnification agreements pursuant to which they have agreed to indemnify the Nominees and Patrick Walsh against claims arising from the Solicitation and any related transactions.  A form of the indemnification agreements is attached as Exhibit 99.2 to Amendment No. 1 to the Schedule 13D and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1
Joinder Agreement by and among Oak Street Capital Management, LLC, Dash Acquisitions LLC, Murano Partners LP, Murano Capital LLC, Murano Holdings, LLC, Murano Group LLC, Jay Thomson and Tony C. Lai, dated April 27, 2010.

CUSIP NO. 24869P104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 27, 2010	OAK STREET CAPITAL MASTER FUND, LTD.

	By:	Oak Street Capital Management, LLC Investment Manager

	By:	/s/ David Makula
David Makula Managing Member

OAK STREET CAPITAL MANAGEMENT, LLC

By:	/s/ David Makula
David Makula Managing Member

/s/ David Makula
DAVID MAKULA

/s/ Patrick Walsh
PATRICK WALSH

CUSIP NO. 24869P104

DASH ACQUISITIONS LLC

By:	/s/ Jonathan Dash
Jonathan Dash President

/s/ Jonathan Dash
JONATHAN DASH

CUSIP NO. 24869P104

SOUNDPOST CAPITAL, LP

By:	Soundpost Advisors, LLC General Partner

By:	/s/ Jaime Lester
Jaime Lester Managing Member

SOUNDPOST CAPITAL OFFSHORE, LTD.

By:	Soundpost Partners, LP Investment Manager

By:	Soundpost Investments, LLC General Partner

By:	/s/ Jaime Lester
Jaime Lester Managing Member

SOUNDPOST ADVISORS, LLC

By:	/s/ Jaime Lester
Jaime Lester Managing Member

SOUNDPOST PARTNERS, LP

By:	Soundpost Investments, LLC General Partner

By:	/s/ Jaime Lester
Jaime Lester Managing Member

SOUNDPOST INVESTMENTS, LLC

By:	/s/ Jaime Lester
Jaime Lester Managing Member

/s/ Jaime Lester
JAIME LESTER

CUSIP NO. 24869P104

LYRICAL OPPORTUNITY PARTNERS II, L.P.

By:	Lyrical Opportunity Partners II GP, L.P. General Partner

By:	Lyrical Corp III, LLC General Partner

By:	/s/ Jeffrey Keswin
Jeffrey Keswin Managing Member

LYRICAL OPPORTUNITY PARTNERS II, LTD.

By:	Lyrical Partners, L.P. Investment Manager

By:	Lyrical Corp I, LLC General Partner

By:	/s/ Jeffrey Keswin
Jeffrey Keswin Managing Member

LYRICAL OPPORTUNITY PARTNERS II GP, L.P.

By:	Lyrical Corp III, LLC General Partner

By:	/s/ Jeffrey Keswin
Jeffrey Keswin Managing Member

LYRICAL CORP III, LLC

By:	/s/ Jeffrey Keswin
Jeffrey Keswin Managing Member

CUSIP NO. 24869P104

LYRICAL PARTNERS, L.P.

By:	Lyrical Corp I, LLC General Partner

By:	/s/ Jeffrey Keswin
Jeffrey Keswin Managing Member

LYRICAL CORP I, LLC

By:	/s/ Jeffrey Keswin
Jeffrey Keswin Managing Member

/s/ Jeffrey Keswin
JEFFREY KESWIN

CUSIP NO. 24869P104

MURANO PARTNERS LP

By:	Murano Capital LLC General Partner

By:	Murano Holdings, LLC Managing Member

By:	/s/ Jay Thomson
Jay Thomson Managing Member

MURANO CAPITAL LLC

By:	Murano Holdings, LLC Managing Member

By:	/s/ Jay Thomson
Jay Thomson Managing Member

MURANO HOLDINGS, LLC

By:	/s/ Jay Thomson
Jay Thomson
Managing Member

MURANO GROUP LLC

By:	/s/ Jay Thomson
Jay Thomson
Managing Member

/s/ Jay Thomson
JAY THOMSON

/s/ Tony C. Lai
TONY C. LAI

CUSIP NO. 24869P104

/s/ Patrick H. Arbor
PATRICK H. ARBOR

CUSIP NO. 24869P104

SCHEDULE B

Transactions in the Securities of the Issuer by Murano Partners, Murano Capital, Murano Holdings,
Murano Group and Messrs. Thomson and Lai During the Past 60 Days and by the Other Reporting
Persons Since the Filing of Amendment No. 2 to the Schedule 13D

Class of Security	Securities Purchased / (Sold)	Price Per Share ($)	Date of Purchase / Sale

SOUNDPOST CAPITAL, LP

Common Stock	(59,068)*	3.8900	04/14/10

SOUNDPOST CAPITAL OFFSHORE, LTD.

Common Stock	(24,063)*	3.8900	04/14/10

SOUNDPOST PARTNERS, LP
(Through Soundpost Account)

Common Stock	83,131#	3.8900	04/14/10

MURANO PARTNERS LP

Common Stock	150,000**	3.8100	04/01/10
Common Stock	250,000**	3.8500	04/01/10
Common Stock	75,000**	3.8300	04/05/10
Common Stock	25,000**	3.8300	04/06/10
Common Stock	25,000**	3.9400	04/06/10
Common Stock	25,000**	3.8200	04/08/10
Common Stock	25,000**	3.8400	04/08/10

* Shares transferred in a cross-trade with the Soundpost Account.
# Shares acquired in a cross-trade with Soundpost Onshore and Soundpost Offshore.
** Shares acquired in a cross-trade with Murano Group.

CUSIP NO. 24869P104

Class of Security	Securities Purchased / (Sold)	Price Per Share ($)	Date of Purchase / Sale

MURANO GROUP LLC
(Through Murano Account)

Common Stock	60,600	2.9103	03/03/10
Common Stock	17,400	2.8866	03/04/10
Common Stock	12,000	3.0311	03/05/10
Common Stock	15,000	2.9668	03/08/10
Common Stock	18,000	2.9726	03/09/10
Common Stock	30,000	3.0658	03/10/10
Common Stock	11,191	3.0785	03/10/10
Common Stock	9,000	2.9984	03/11/10
Common Stock	90,000	3.1501	03/15/10
Common Stock	15,000	3.1559	03/15/10
Common Stock	27,000	3.3380	03/17/10
Common Stock	60,000	3.6409	03/18/10
Common Stock	78,000	3.6205	03/19/10
Common Stock	(104,540)##	3.8100	04/01/10
Common Stock	(75,000)##	3.8300	04/05/10
Common Stock	(25,000)##	3.8300	04/06/10
Common Stock	(25,000)##	3.9400	04/06/10
Common Stock	(25,000)##	3.8200	04/08/10
Common Stock	(25,000)##	3.8400	04/08/10

MURANO GROUP LLC
(Through a managed account that no longer owns any Shares)

Common Stock	40,400	2.9103	03/03/10
Common Stock	11,600	2.8866	03/04/10
Common Stock	8,000	3.0311	03/05/10
Common Stock	10,000	2.9668	03/08/10
Common Stock	12,000	2.9726	03/09/10

 ## Shares transferred in a cross-trade with Murano Partners.

CUSIP NO. 24869P104

Class of Security	Securities Purchased / (Sold)	Price Per Share ($)	Date of Purchase / Sale

Common Stock	20,000	3.0658	03/10/10
Common Stock	7,460	3.0785	03/10/10
Common Stock	6,000	2.9984	03/11/10
Common Stock	60,000	3.1501	03/15/10
Common Stock	10,000	3.1559	03/15/10
Common Stock	18,000	3.3380	03/17/10
Common Stock	40,000	3.6409	03/18/10
Common Stock	52,000	3.6205	03/19/10
Common Stock	(45,460)##	3.8100	04/01/10
Common Stock	(250,000)##	3.8500	04/01/10

TONY C. LAI

Common Stock	10,700	2.8500	03/02/10
Common Stock	3,900	2.8400	03/02/10
Common Stock	300	2.8397	03/02/10
Common Stock	100	2.8390	03/02/10
Common Stock	13,100	2.9000	03/03/10
Common Stock	200	2.8999	03/03/10
Common Stock	200	2.8997	03/03/10
Common Stock	6,500	2.8990	03/03/10
Common Stock	7,000	2.9800	03/05/10
Common Stock	9,900	3.0700	03/11/10
Common Stock	100	3.0695	03/11/10
Common Stock	8,500	3.6500	03/18/10
Common Stock	300	3.6491	03/18/10
Common Stock	1,000	3.6490	03/18/10
Common Stock	200	3.6475	03/18/10

## Shares transferred in a cross-trade with Murano Partners.